Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of January 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi and Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”) Announce a Partnership to Strenghten the Natuzzi Retail Network in Greater China

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--January 9, 2018--Natuzzi S.p.A. (NYSE:NTZ) and Kuka announced that today they have entered into a preliminary agreement to form a joint venture to expand the Natuzzi retail network in Greater China.

Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., said: “We have known Kuka for many years and have always admired their growth oriented entrepreneurial spirit and approach. This historic partnership will enable Natuzzi and Kuka to become the leading player in the emerging and growing market for branded luxury home furnishings in Greater China.”

Jiangsheng Gu, Chairman of Kuka, added: “We have long admired the position and strength that Natuzzi has achieved globally. This is the right product and brand for the new growth we see in the Chinese home furnishing market. By combining Natuzzi’s unparalleled position as the top brand in home furnishings with Kuka’s strong position in China, we as partners will be a force with which to be reckoned in the years to come. We are extremely excited to be taking this unique step with one of the world’s leaders in the industry.”

Subject to certain terms and conditions set forth in the preliminary agreement and to obtaining any applicable authorizations, it is expected that Natuzzi will contribute the exclusive distribution right to perpetually use the Natuzzi Italia and Natuzzi Editions trademarks into a Chinese corporate entity, and that Kuka will invest 65 million Euros to sustain the expansion of the Natuzzi retail network in Greater China. 15 million Euros of Kuka’s investments is in exchange for Natuzzi’s contribution of the right to perpetually use the Natuzzi Italia and Natuzzi Editions trademarks in Greater China, particularly Mainland China, Hong Kong SAR and Macao SAR. Natuzzi and Kuka will own 49% and 51%, respectively, of the Chinese corporate entity.

The preliminary agreement also envisages that Natuzzi will contribute its existing stores and commercial organization in China. Further, the joint venture will benefit from Natuzzi’s retail management team who will be employed by the joint venture. It is also expected that the joint venture will operate the existing distribution agreements related to the Natuzzi network of franchised stores. The preliminary agreement also contemplates that Natuzzi will retain the right to use the Natuzzi Italia and Natuzzi Editions trademarks for all manufacturing activities, including in Greater China, and distribution in countries other than Greater China. Additionally, the agreement provides for Natuzzi to supply the joint venture with products at a certain discount.

The parties expect to promptly start the activities to prepare the documentation to implement the partnership. If the parties fail to reach a final agreement by March 31, 2018, the preliminary agreement shall be void.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council).

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About Kuka

Jason Furniture (Hangzhou) Co., Ltd. is originated from a carpenter workshop founded in 1982. Now it is one of the largest upholstery furniture manufacturers and retailers in China. The company is mainly engaged in research, design, production and sales of the middle and middle-high upholstery furniture used in living room, dining room and bedroom. It has three major manufacturing bases in China, more than 3000 mono-brand stores in China and overseas, providing the high quality products and services for the global families. The company was officially listed on the Shanghai stock exchange on October 14, 2016.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo (IR Manager), tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	January 09, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi